UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                      FOR ANNUAL REPORTS OF EMPLOYEE STOCK
                      REPURCHASE SAVINGS AND SIMILAR PLANS
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
           EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

                                       or

[  ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
           EXCHANGE ACT OF 1934

For the transition period from                              to
                               ----------------------------    -----------------

Commission file number:  001-14320

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GreenPoint 401(k) Savings Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GreenPoint Financial Corp.
90 Park Avenue, New York
New York 10016






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                         GREENPOINT 401(K) SAVINGS PLAN

Item 4.  Financial Statements and Supplemental Schedule for the Plan.

The GreenPoint 401(k) Savings Plan, or "the Plan," is subject to the Employee Retirement Income Security Act of 1974, or "ERISA." In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and a supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan's financial statements and supplemental schedule for the fiscal year ended December 31, 2003 are included as Exhibit 99.1 to this report on Form 11-K and are incorporated herein by reference. The Plan's financial statements and supplemental schedule have been examined by PricewaterhouseCoopers LLP, and their report is included therein.

Exhibits
--------

23.1     Consent of Independent Auditors

99.1 Financial statements and supplemental schedule of the GreenPoint 401(k) Savings Plan for the fiscal year ended December 31, 2003, prepared in accordance with the financial reporting requirements of ERISA.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                              GREENPOINT 401(k) SAVINGS PLAN


                                              By:  /s/ Andy Occhino
                                                   Name:  Andy Occhino
                                                   Title:  Senior Vice President

Dated:  September 30, 2004

                                  EXHIBIT INDEX


Exhibit No.                              Description
----------                               -----------

23.1                                     Consent of PricewaterhouseCoopers LLP

99.1 Financial statements and supplemental schedule of the GreenPoint 401(k) Savings Plan for the fiscal year ended December 31, 2003, prepared in accordance with the financial reporting requirements of ERISA.